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Norampac Inc. Streamlines Its Operations in Ontario

Montreal, Quebec, May 19, 2004 - In an effort to improve efficiency and profitability, Norampac's management announces its decision to close its corrugated product plant located in Concord, Ontario, during the first quarter of 2005.

Plant operations will be transferred to the Etobicoke and St. Mary's plants in Ontario, where Norampac expects to relocate the majority of its Concord employees. Norampac will also invest $17 million in these two plants and will install, among other things, a large fully automated press at the Etobicoke plant in order to offer its customers better quality products.

"This decision was made in an effort to maintain our position as industry leader. It will allow us to optimize the operations of our corrugated product plants in Ontario while allowing them to offer top quality service to our customers," explains Marc-André Dépin, Norampac's President and Chief Executive Officer.

Norampac owns eight containerboard mills and twenty-five corrugated products plants in Canada, the United States and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

Information:                                    Source:

Anne-Marie Gagné                                                                                       Marc-André Dépin
Communications Manager                                                                            President and Chief Executive Officer

Norampac Inc.                                                                                               Norampac Inc.

(514) 284-9873

anne-marie_gagne@norampac.com                                                              marc_andre_depin@norampac.com